FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

    Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

or

    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from             to

Commission file number 1-5224

Stanley Account Value Plan
(Full title of the plan)
The Stanley Works
1000 Stanley Drive New Britain, Connecticut 06053
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules

Stanley Account Value Plan

Years ended December 31, 2007 and 2006

Stanley Account Value Plan

Audited Financial Statements
and Supplemental Schedules

Years ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

To the Finance and Pension Committee of The Board of Directors
The Stanley Works:

We have audited the accompanying statement of net assets available for benefits of the Stanley Account Value Plan as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board of the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and reportable transactions for the year then ended, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s Management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

\s\ Fiondella, Milone & LaSaracina LLP

Glastonbury, Connecticut
June 27, 2008

Stanley Account Value Plan

Statement of Net Assets Available for Benefits

December 31, 2007

	Stanley Stock Fund	Loan Fund	Cornerstone Fund	Unallocated Stanley Stock Fund	Commingled Funds	Total
Assets
Investments, at current market value:
The Stanley Works Common Stock:
32,053 shares (cost $1,467,066)	$1,553,929					$1,553,929
3,609,681 shares (cost $109,262,166)	174,997,335					174,997,335
5,071,968 shares (cost $93,784,409)				$245,889,009		245,889,009
Short-term investments and other (cost $12,213,182)	12,205,964		$5,355	1,863		12,213,182
Commingled Funds (cost $184,668,994)			88,354,538		$136,257,763	224,612,301
Collective Trust (cost $30,302,398)					29,235,493	29,235,493
	188,757,228		88,359,893	245,890,872	165,493,256	688,501,249
Cash	229,601					229,601
Dividends and interest receivable	25,298		10	198		25,506
Contribution receivable from employer			14,283,523			14,283,523
Contribution receivable from participants	479,965				1,384,969	1,864,934
Loans to participants		$10,273,920				10,273,920
	189,492,092	10,273,920	102,643,426	245,891,070	166,878,225	715,178,733
Liabilities
Debt				143,076,607		143,076,607
Excess contributions payable					101,967	101,967
Accounts payable	190,738	—	120,124		279,672	590,534
	190,738	—	120,124	143,076,607	381,639	143,769,108
Net assets available for benefits at fair value	$189,301,354	$10,273,920	$102,523,302	$102,814,463	$166,496,586	$571,409,625
Adjustments from fair value to contract value for fully benefit-responsive investment contracts					1,066,905	1,066,905
Net assets available for benefits	$189,301,354	$10,273,920	$102,523,302	$102,814,463	$167,563,491	$572,476,530

See accompanying notes.

Stanley Account Value Plan

Statement of Net Assets Available for Benefits

December 31, 2006

	Stanley Stock Fund	Loan Fund	Cornerstone Fund	Unallocated Stanley Stock Fund	Commingled Funds	Total
Assets
Investments, at current market value:
The Stanley Works Common Stock:
33,205 shares (cost $1,669,879)	$1,669,879					$1,669,879
4,185,747 shares (cost $114,985,257)	210,501,217					210,501,217
5,458,285 shares (cost $100,884,301)				$274,497,153		274,497,153
Short-term investments and other (cost $8,346,069)	8,340,131		$5,082	856		8,346,069
Commingled Funds (cost $146,737,980)			77,395,935		$101,319,040	178,714,975
Collective Trust (cost $25,781,466)					25,535,903	25,535,903
	220,511,227		$77,401,017	274,498,009	126,854,943	699,265,196
Cash	216,499					216,499
Dividends and interest receivable	21,636		11	250		21,897
Contribution receivable from employer			11,671,180			11,671,180
Contribution receivable from participants	517,318				1,240,979	1,758,297
Loans to participants		$9,541,241				9,541,241
	221,266,680	9,541,241	89,072,208	274,498,259	128,095,922	722,474,310
Liabilities
Debt				151,376,611		151,376,611
Excess contributions payable					7,183	7,183
Accounts payable	81,127		34,474		194,968	310,569
	81,127		34,474	151,376,611	202,151	151,694,363
Net assets available for benefits at fair value	$221,185,553	$9,541,241	$89,037,734	$123,121,648	$127,893,771	$570,779,947
Adjustments from fair value to contract value for fully benefit-responsive investment contracts					245,563	245,563
Net assets available for benefits	$221,185,553	$9,541,241	$89,037,734	$123,121,648	$128,139,334	571,025,510

See accompanying notes.

Stanley Account Value Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

	Stanley Stock Fund	Loan Fund	Cornerstone Fund	Unallocated Stanley Stock Fund	Commingled Funds	Total
Additions
Investment income:
Dividends	$4,579,382			$6,401,307		$10,980,689
Interest	301,229		$687	955		302,871
	4,880,611		687	6,402,262		11,283,560
Net appreciation (depreciation)	(439,881)		6,247,327	(6,814,153)	$9,686,767	8,680,060
Employee contributions	5,937,912				18,620,746	24,558,658
Employer contribution (cash)			14,188,034			14,188,034
	10,378,642		20,436,048	(411,891)	28,307,513	58,710,312
Deductions
Withdrawals	(20,233,990)	$(788,632)	(6,805,490)		(18,940,005)	(46,768,117)
Administrative expenses	(322,970)		(411,179)		(771,776)	(1,505,925)
Interest expense				(8,985,250)		(8,985,250)
	(20,556,960)	(788,632)	(7,216,669)	(8,985,250)	(19,711,781)	(57,259,292)
Interfund transfers in (out)	(21,705,881)	1,521,311	266,189	(10,910,044)	30,828,425	0
Net increase (decrease)	(31,884,199)	732,679	13,485,568	(20,307,185)	39,424,157	1,451,020
Net assets available for benefits at beginning of year	221,185,553	9,541,241	89,037,734	123,121,648	128,139,334	571,025,510
Net assets available for benefits at end of year	$189,301,354	$10,273,920	$102,523,302	$102,814,463	$167,563,491	$572,476,530

See accompanying notes.

Stanley Account Value Plan
Notes to Financial Statements
December 31, 2007

1.    Description of the Plan

The Stanley Account Value Plan (the ‘‘Plan’’), which operates as a leveraged employee stock ownership plan, is designed to comply with Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is a defined contribution plan for eligible United States salaried and hourly paid employees of The Stanley Works and its U.S. affiliates (the ‘‘Company’’). Each individual employed by the Company as a common law employee who is subject to the income tax laws of the United States is covered by the Plan, unless the individual is a ‘‘leased employee’’ as defined in the Plan, is in a unit of employees listed in Part I(A) of Appendix A of the Plan, is employed by Stanley Security Solutions, Inc. as a piece worker or contract worker, or is covered by a collective bargaining agreement with the Company with respect to which retirement benefits were the subject of good faith negotiation and, as a result of such negotiation, the collective bargaining agreement does not provide that the individuals covered by such bargaining agreement are to be covered under the Plan. An individual employed after November 1, 2004, by an entity that first becomes a wholly-owned (direct or indirect) U.S. subsidiary of The Stanley Works after that date is not covered under the Plan during any period in which he or she is employed by the Company, unless Part III of Appendix A of the Plan provides for his or her coverage.

Each year, subject to certain additional limitations (including a limitation of 7% of compensation for highly compensated employees), participants may contribute to the Plan through pre-tax payroll deductions up to 15% of their compensation, as defined in the Plan. Non-highly compensated employees have the option of making after-tax contributions to the Plan. Pre-tax contributions are matched in an amount equal to 50% of the participant’s pre-tax contributions for a year up to a maximum matching allocation of 3½% of the participant’s compensation for the year. A participant’s contributions and matching allocations are allocated to a ‘‘Choice Account.’’ Effective March 1, 2003, under certain circumstances, participants who have attained age 50 are permitted to make additional, pre-tax contributions (‘‘Catch-up Contributions’’) to the Plan. Catch-up Contributions may exceed certain limitations imposed under the Code and the Plan’s percentage limit. Catch-up Contributions are not eligible for matching allocations.

All participant contributions, rollover contributions and amounts transferred to the Plan in a direct transfer from another plan that are first credited to a participant’s Choice Account as of a date after June 30, 1998 are invested as directed by the participant in one or more of the investment options made available by the Plan administrator. Amounts received by the Plan on behalf of a participant in a direct rollover or a direct transfer from a qualified plan of an entity that has been acquired by the Company may be invested as directed by the Plan administrator until such time as the participant provides investment instructions with respect to such amounts. Prior to September 2002, all participant contributions and rollover contributions first credited to a participant’s Choice Account as of a date prior to July 1, 1998, and all matching allocations credited to a participant’s Choice Account, were invested automatically in the Stanley Stock Fund (‘‘Previously Restricted Funds’’). Effective September 2002, a participant could direct the investment among the investment funds made available by the Plan administrator, including the Stanley Stock Fund, of 12.5% of the Previously Restricted Funds credited to the participant’s Choice Account as of August 6, 2002, (excluding the portion of the Previously Restricted Funds attributable to the participant’s outstanding loan balance as of August 6, 2002) that were vested on August 6, 2002 (‘‘Vested Previously Restricted Funds’’). Effective in each of the three succeeding months, a participant could direct the investment of an additional 12.5% of the Vested Previously Restricted Funds. Therefore, since December 2002, 50% of a participant’s Vested Previously Restricted Funds has been available for investment direction by the participant. After December 2002, a participant has had the right to direct the investment among the investment funds available under the Plan, including the Stanley Stock Fund, of 50% of the value of the Vested

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2007

1.    Description of the Plan (continued)

Previously Restricted Funds. The portion of a participant’s Choice Account attributable to Previously Restricted Funds that was not made available for investment direction by a participant by December 2002, and any matching allocations that were first credited to the participant’s Choice Account after August 6, 2002 and before January 1, 2004, were invested automatically in the Stanley Stock Fund and were not ordinarily subject to a participant’s direction as to investment. Effective with respect to matching allocations that were first credited to a participant’s Choice Account as of a date after December 31, 2003, the Plan was amended to provide that 50% of such matching contributions were invested according to the participant’s directions with respect to his or her own contributions to the Plan. However, under certain circumstances, a participant who has attained age 55 and completed 10 years as a participant in the Plan is entitled to direct the investment of an additional portion of those funds (‘‘55/10 diversification’’). Effective January 1, 2007, 100% of the amount credited to an individual’s Choice Account may be invested, at the direction of the participant, among the investment funds, including the Stanley Stock Fund, made available by the Plan administrator.

The contribution allocations credited to a participant’s Choice Account as of a date before July 1, 1998 (other than matching allocations credited after June 30, 1985 and other than a participant’s after-tax contributions to the Plan) are guaranteed a cumulative minimum return by the Pension Plan for Hourly Paid Employees of The Stanley Works for the period or periods during which they are invested or reinvested, prior to April 1, 1999, in common stock of The Stanley Works or, after March 31, 1999, in the Stanley Stock Fund. (Prior to April 30, 2001, the guarantee was provided for certain participants under The Stanley Works Retirement Plan and for other participants under the Pension Plan for Hourly Paid Employees of The Stanley Works. Effective April 30, 2001, the guarantee is provided through the Pension Plan for Hourly Paid Employees of The Stanley Works). This guarantee provides that the investment return will not be less than an investment return based on two-year U.S. Treasury notes (but not less than 5% nor greater than 12.5%).

The following investment funds are offered for Choice Account investments under the Plan:

Stanley Stock Fund – Consists of common stock of The Stanley Works, along with a minor portion in cash for transaction purposes. This stock is traded on the New York Stock Exchange (‘‘NYSE’’) under the symbol SWK.

Commingled Funds

State Street Global Advisors (‘‘SSgA’’) provides all commingled fund investment options in the Stanley Account Value Plan.

Commingled Funds

SSgA S&P 500 Index Fund – Seeks to match the performance of the Standard & Poors 500 (‘‘S&P 500’’) Index. The fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. The Fund may also hold 2-5% of its value in futures contracts. The strategy of investing in the same stocks as the S&P 500 Index minimizes the need for trading and therefore results in lower expenses.

SSgA US Total Market Index Fund – Seeks to match the performance of the Wilshire 5000 Index. The fund invests in the same stocks as the Wilshire 5000 Index which provides broad exposure to all-cap sectors of the United States marketplace. Thus, it invests in companies of all sizes and offers full equity exposure to the United States market.

SSgA Foreign Equity Index Fund – Seeks to match closely the performance of the Morgan Stanley Capital International (‘‘MSCI’’), Europe, Australasia, Far East (‘‘EAFE’’) Index while providing daily liquidity. The fund invests in all the stocks in the MSCI, Europe, Australasia, and EAFE Index while providing daily liquidity.

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2007

1.    Description of the Plan (continued)

SSgA US Extended Market Index Fund – Seeks to closely match the performance of the Wilshire 4500 Index while providing daily liquidity by providing a broadly diversified index of stocks of small and medium sized companies. The fund invests in securities included in the Wilshire 5000 Index excluding those in the S&P 500 Index.

SSgA Moderate Strategic Balanced Fund – Seeks to provide income from fixed securities and growth of principal from stock funds. The fund’s risk profile is moderate due to the presence of diversified stock and investment grade bond holdings. The fund has an asset allocation target of 55% equities and 45% fixed income securities. The equity portion of the fund targets 35% large cap stocks, 10% mid and small cap stocks and 10% international stocks.

SSgA Conservative Strategic Balanced Fund – Seeks to provide income from fixed securities and some growth of principal from stock funds. The fund’s risk profile is somewhat conservative due to an emphasis on investment grade bond holdings. The fund has an asset allocation target of 25% equities and 75% fixed income securities. The equity portion of the fund targets 15% large cap stocks, 5% mid and small cap stocks and 5% international stocks.

SSgA Aggressive Strategic Balanced Fund – Seeks to provide growth of principal from stock funds and some income from investment grade fixed income securities. The fund’s risk profile is somewhat aggressive due to its emphasis on stock holdings. The fund has an asset allocation target of 85% equities and 15% fixed income securities. The equity portion of the fund targets 55% large cap stocks, 15% mid and small cap stocks and 15% international stocks.

SSgA Bond Market Index Fund – Seeks to match the returns of the Lehman Brothers Aggregate Bond Index. The Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The fund invests in a diversified portfolio that is representative of the broad domestic bond market.

SSgA Stable Value Fund – A collective trust which seeks to preserve principal while maintaining a rate of return comparable to other similar fixed income investments without market value fluctuations. The fund is comprised of high quality investment contracts issued by insurance companies (‘‘GICs’’), banks, and other financial institutions, as well as short-term investment products.

Cornerstone Fund

In 1998, the Plan was amended to provide separate allocations for certain eligible participants. Under this arrangement, eligible participants currently receive annual allocations to Cornerstone Accounts of 3%, 5% or 9% of compensation depending upon age. A participant is not eligible for these separate allocations (‘‘Cornerstone Account allocations’’) if: he or she is covered under a collective bargaining agreement; eligible to accrue a benefit under the Pension Plan for Hourly Paid Employees of The Stanley Works; an employee of Stanley Security Solutions, Inc.; an employee of Stanley Supply & Services, Inc. (other than an employee who was employed by Jensen Tools, Inc. on December 29, 2001); an employee with Stanley Tools at Watseka or Bradley, Illinois or at West Lafayette, Indiana; an employee with Stanley Tools whose primary duties are to provide sales and technical support services to Stanley Tools with respect to its leveling, aligning and plumbing devices product lines; an employee at the Kannapolis, North Carolina distribution center whose employment commences on or after December 1, 2004; an employee of Stanley Access Technologies LLC at Dallas, Texas, Cortland, New York, San Diego, California, or at Denver, Fort Collins or Colorado Springs, Colorado, or at Albuquerque, New Mexico, Mandeville, Louisiana, Indianapolis, Indiana or Burnsville, Minnesota; an employee of Sargent & Greenleaf, Inc.; an employee of The Stanley Works at Kentwood, Michigan; or an employee of National Manufacturing Co. or National Manufacturing Sales Co. whose employment commences on or after January 1, 2007.

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2007

1.    Description of the Plan (continued)

Effective June 1, 2001, additional Cornerstone Account allocations are required for active participants who were covered under The Stanley Works Retirement Plan on January 31, 1998. The amount of this additional annual allocation is a percentage of pay based on age and service as set forth in the Plan. Also, certain additional allocations may be made to Cornerstone Accounts in a particular year for designated groups of participants. Assets of the Cornerstone Fund are invested in professionally managed diversified commingled funds (predominantly SSgA US Total Market Index Fund, and SSgA TIPS – U.S Treasury Inflation Protected Securities Fund), and these assets are not subject to investment direction by participants.

Distributions and Vesting

Participants are fully vested as to amounts in their accounts attributable to their own contributions and earnings thereon and amounts transferred or rolled over from other qualified plans on their behalf. All participants who are employed on or after January 1, 2002 are vested in 100% of the value of the matching allocations made on their behalf once they have completed 3 years of service with no vesting in the matching allocations before completion of 3 years of service. All participants who are employed on or after January 1, 2002 are vested in 100% of the value of the Cornerstone Account allocations made on their behalf once they have completed 5 years of service with no vesting in the Cornerstone Account allocations before completion of 5 years of service. Effective January 1, 2007, all participants who are employed on or after January 1, 2007 are vested in 100% of the value of the Cornerstone Account allocations made on their behalf once they have completed 3 years of service.

Benefits generally are distributed upon termination of employment. Normally, a lump-sum distribution is made in cash or shares of the Company’s Common Stock (hereinafter referred to as Common Stock, Stanley Stock, or shares), at the election of the participant, equal to the value of the Stanley Stock Fund, Cornerstone Fund, and mutual and collective investment fund investments held for the participant at the time of the distribution.

Under the terms of the Plan, a participant who is subject to the restrictions of Section 16(b) of the Securities and Exchange Act of 1934 (‘‘Section 16 restrictions’’), may not elect a transfer of assets from the Stanley Stock Fund to another investment fund or to receive a loan, withdrawal or distribution which is funded in whole or in part from the Stanley Stock Fund (other than a distribution upon termination of employment or pursuant to an annual 55/10 diversification election) if the participant had elected a transfer of assets from another investment fund to the Stanley Stock Fund during the preceding six months. In addition, a participant who is subject to the Section 16 restrictions will not be permitted to elect a transfer of assets to the Stanley Stock Fund from another investment fund if, during the preceding six months, the participant had elected a transfer of assets from the Stanley Stock Fund to another investment fund or to receive a loan, withdrawal or distribution which was funded in whole or in part from the Stanley Stock Fund (other than a distribution upon termination of employment or pursuant to an annual 55/10 diversification election).

Effective January 26, 2003, during the quarterly blackout periods enforced by the Company with respect to trading in Stanley Stock by insiders, the Plan prohibits a restricted participant, as defined in the Plan, from transferring any portion of his of her Choice Account balance into or out of the Stanley Stock Fund, or obtaining a loan, distribution or withdrawal from the Plan to the extent that the loan, distribution or withdrawal would result in the disposition of all or a portion of the participant’s interest in the Stanley Stock Fund.

During active employment, subject to financial hardship rules or attainment of age 59½, participants may withdraw a portion of the vested amounts in their Choice Accounts. Under certain circumstances, a participant who has attained age 55 and completed 10 years as a participant in the Plan may withdraw a portion of the funds held in the participant’s Choice Account. Also, a participant whose

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2007

1.    Description of the Plan (continued)

Choice Account holds funds that were transferred to the Plan on behalf of the participant in a direct transfer from another defined contribution plan sponsored by a business that was acquired by the Company (‘‘Acquired Plan’’) may, under circumstances set forth in the Plan, withdraw a portion of such transferred funds held in the participant’s Choice Account.

Loan Fund

Participants may borrow from their Choice Accounts up to an aggregate amount equal to the lesser of $50,000 or 50% of the value of their vested interest in such accounts with a minimum loan of $1,000. The $50,000 loan amount limitation is reduced by the participant’s highest outstanding loan balance during the 12 months preceding the date the loan is made. Each loan is evidenced by a negotiable promissory note bearing a rate of interest equal to the prime rate as reported in The Wall Street Journal on the first business day of the month in which the loan request is processed which is payable, through payroll deductions, over a term of not more than five years. Participants are allowed ten years to repay the loan if the proceeds are used to purchase a principal residence. A participant may not have more than one loan outstanding at any time, except to the extent that, after the participant has taken a loan from the Plan, one or more loans that are not in default are transferred to the Plan on behalf of the participant in a direct transfer from an Acquired Plan. However, if a loan that was in default under an Acquired Plan is transferred to the Plan and no other loans are transferred to the Plan from the Acquired Plan, the participant on whose behalf the defaulted loan is transferred to the Plan may have one loan outstanding from the Plan in addition to the transferred defaulted loan. The amount of a participant’s transferred defaulted loan that has not been repaid or offset upon a distributable event with respect to such a participant, including the interest that accrues thereon, is treated as an outstanding loan for purposes of determining the maximum amount of any new loan that may be made to the participant from the Plan.

If a loan is outstanding at the time a distribution becomes payable to a participant (or beneficiary), the distribution is made net of the loan outstanding, and the distribution shall fully discharge the Plan with respect to the participant’s account value attributable to the outstanding loan balance.

Unallocated Stanley Stock Fund

The Plan borrowed $95,000,000 in 1989 from a group of financial institutions and $180,000,000 in 1991 from the Company (see Notes 3 and 4) to acquire 5,868,088 and 9,696,968 shares, respectively, of Common Stock from the Company’s treasury and previously unissued shares. The shares purchased from the proceeds of the loans were placed in the Unallocated Stanley Stock Fund (the ‘‘Unallocated Fund’’). Under the 1989 loan agreement, the Company guaranteed the loan to ensure that there would be annual contributions sufficient to enable the Plan to repay the loan plus interest. Both of the loan agreements were refinanced effective June 30, 1998.

Monthly transfers of shares of Stanley Stock are made from the Unallocated Fund for allocation to participants based on the principal and interest payments made under each loan. Dividends received on allocated and unallocated shares of Stanley Stock and participant and Company contributions are used to make payments under the loans. If dividends on the allocated shares are applied to the payment of debt service, a number of shares of Stanley Stock having a fair market value at least equal to the amount of the dividends so applied are allocated to the Choice Accounts of participants who would otherwise have received cash dividends.

The fair market value of shares of Stanley Stock released from the Unallocated Fund pursuant to the Plan’s loan repayments made during any year, along with contributions made during that year that are not used to repay the loan may exceed the total of participant contributions, matching and

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2007

1.    Description of the Plan (continued)

Cornerstone allocations (other than allocations attributable to forfeitures or to amounts held in the temporary account), and cash dividends on allocated shares of Stanley Stock applied to the payment of a loan for the year. If that occurs, such excess value is allocated in shares of Stanley Stock, based on relative compensation, among the participants who are employed by the Company on the last day of the Plan year and who are not described in the third sentence under the heading ‘‘Cornerstone Fund’’ in this Note 1. There were no such excess value allocations to participants in 2007 or 2006.

The trust agreement governing the Plan provides that the trustee will vote the shares of Stanley Stock in the Stanley Stock Fund attributable to a participant’s Choice Account in the Plan in accordance with such participant’s directions. The trust agreement governing the Plan provides that, if the trustee does not receive voting instructions with respect to shares of Stanley Stock in the Stanley Stock Fund attributable to a participant’s Choice Account in the Plan, the trustee will vote such shares in the same proportion as it votes the allocated shares for which instructions are received from Plan participants. The trust agreement also provides that shares in the Unallocated Fund are to be voted by the trustee in the same proportion as it votes the shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts for which instructions are received from Plan participants. Therefore, by providing voting instructions with respect to shares of Stanley Stock in the Stanley Stock Fund attributable to a participant’s Choice Account in the Plan, a Plan participant will in effect be providing instructions with respect to a portion of the shares in the Unallocated Fund and a portion of the shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts in the Plan for which instructions were not provided as well. The foregoing provisions are subject to applicable law which requires the trustee to act as a fiduciary for Plan participants. Therefore, it is possible that the trustee may vote shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts in the Plan for which it does not receive instructions (as well as shares held in the Unallocated Fund) in a manner other than the proportionate method described above if it believes that proportionate voting would violate applicable law.

The Company reserves the right to amend or terminate the Plan at any time. Upon the termination of the Plan, the interest of each participant in the trust fund will become vested and be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

The Plan sponsor maintains separate accounts for participants. Such accounts are credited with a participant’s contributions, matching allocations, Cornerstone Account allocations, related gains, losses, dividend income, and the participant’s loan payments.

At December 31, 2007 and 2006, benefits payable to terminated vested participants who had requested their payments were $77,254 and $280,045, respectively.

Forfeited Accounts

During the years ended December 31, 2007 and 2006, amounts forfeited for non-vested accounts totaled $1,521,182 and $1,068,288, respectively. As of December 31, 2007 and 2006, the balance in the forfeited non-vested account totaled $92,565 and $152,832, respectively. Such forfeitures are applied under the terms of the Plan to fund matching allocations and Cornerstone Account allocations.

2.    Significant Accounting Policies

Investments

The Plan is accounted for on the modified cash basis, as the carrying amounts of all investments are reported at fair value except for the collective trust (i.e. Stable Value Fund), which is reported at fair value and then adjusted to contract value as reflected on the Statements of Net Assets Available for

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2007

2.    Significant Accounting Policies (continued)

Benefits. Contract value represents the principal balance plus accrued interest. The Plan investments consist predominantly of shares of Stanley Stock, commingled funds, US Treasury Inflation Protected fixed income securities, and short term investments. Stanley Stock is traded on a national exchange and is valued at the last reported sales price on the last business day of the Plan year. Commingled funds are stated at fair market value on the last business day of the Plan year. Short-term investments consist of short-term bank-administered trust funds which earn interest daily at rates approximating U.S. Government securities; cost approximates market value.

The Plan invests in the Stable Value Fund, a collective trust, that invests in guaranteed investment contracts (‘‘GICs’’) with bank, insurance company and other financial institution investment contracts. The fair value of GICs is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated swap rate as of year-end. Under these GICs, the Stable Value Fund is guaranteed repayment in full of the principal amount plus interest credited at a fixed rate over a specified period. The crediting rate can never be less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investment over the duration of the covered investments at the time of computation. There are no reserves against contract value for credit risk.

Investment contracts of the Stable Value Fund are valued at contract value principally because participants are able to transact at contract value when initiating benefit responsive withdrawals, taking loans, or making investment option transfers as permitted by the Plan. Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events could include plant closings, significant layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of the trust, or other events. The occurrence of one or more employer-initiated events could limit the ability of the Stable Value Fund to transact at contract value. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Average yields:

	2007	2006
Based on actual income(1)	3.62%	3.27%
Based on interest rate credited to participants(2)	4.63%	4.90%

(1)	Computed by dividing the annualized one-day actual earnings of the Stable Value Fund at the year-end date by the fair value of investments on the year-end date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the year by the fair value of investments on that date.

The assets of the Plan are held in trust by an independent corporate trustee, Citibank, N.A. (the ‘‘Trustee’’) pursuant to the terms of a written Trust Agreement between the Trustee and the Company.

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2007

2.    Significant Accounting Policies (continued)

Investments representing 5% or more of the fair value of net plan assets are as follows:

	December 31, 2007	December 31, 2006
The Stanley Works – common stock*	$422,440,273	$486,668,249
SSgA US Total Market Index Fund*	70,838,852	62,199,167
SSgA Foreign Equity Index Fund	29,619,776	18,661,043
SSgA Stable Value Fund	29,235,493	25,535,903

*	Both participant and non-participant directed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Dividend Income

Dividend income is accrued on the ex-dividend date.

Gains or Losses on Sales of Investments

Gains or losses realized on the sales of investments are determined based on average cost.

Expenses

Administrative expenses not paid by the Plan are paid by the Company.

Adoption of New Accounting Pronouncement

As of December 31, 2007, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, ‘‘Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans’’ (the ‘‘FSP’’). The FSP requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value (rather than fair value is the amount participants would receive if they were to initiate permitted transactions under the terms of a defined contribution plan. The Plan invests in a collective trust, the Stable Value Fund, which has underlying investments in investment contracts. The Statement of Net Assets Available for Benefits presents the fair value of the collective trust as well as the adjustment of the collective trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was also applied to the Statement of Net Assets Available for Benefits as of December 31, 2006 for comparability.

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2007

3.    Debt

Debt consisted of the following at December 31:

	2007	2006
Notes payable in monthly installments to 2009 with interest at 6.07%	$4,150,763	$4,750,763
Notes payable to the Company in monthly installments to 2028 with interest at 6.09%	138,925,844	146,625,848
	$143,076,607	$151,376,611

The scheduled maturities of debt for the next five years are as follows: 2008 – $6,680,004; 2009 – $7,370,759; 2010 – $7,899,996 and 2011 – $7,700,004 and 2012 – $7,500,000.

The number of shares held in the Unallocated Fund is reduced as shares are released to the Stanley Stock Fund pursuant to principal and interest payments. During 2007 and 2006, 386,317 and 399,990 shares, respectively, were released and at December 31, 2007 and 2006, 5,072,007 and 5,458,324 shares, respectively, are unallocated. Payment of the Plan’s debt has been guaranteed by the Company. Should the principal and interest due exceed the dividends paid on shares in the Stanley Stock and Unallocated Funds, and employee and Company matching contributions, the Company is responsible for funding such a shortfall. There were no such debt service funding shortfalls in 2007 or 2006.

4.    Transactions with Parties-in-Interest

Fees paid during 2007 and 2006 for management and other services rendered by parties-in-interest were based on customary and reasonable rates for such services. The majority of such fees were paid by the Plan. Fees paid by the Plan during 2007 and 2006 were $1,505,925 and $1,249,057, respectively.

In 1991, the Plan borrowed $180,000,000 from the Company, the proceeds of which were used to purchase 9,696,968 shares of Company stock for the Plan. In 1998, the Plan borrowed $2,831,378 from the Company, the proceeds of which were used to pay a prepayment penalty incurred in connection with debt refinancing. The Plan made $16,413,575 and $16,985,786 of principal and interest payments related to its debt in 2007 and 2006, respectively. At December 31, 2007 and 2006, $138,925,844 and $146,625,848, respectively, was outstanding on such debt.

5.    Income Tax Status

The Internal Revenue Service has ruled that the Plan and the trust qualify under Sections 401(a) and 401(k) of the Code and are therefore not subject to tax under present income tax law. Once qualified, the Plan is required to operate in accordance with the Code to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status. An updated determination letter regarding the Plan was issued by the IRS on December 6, 2004, at which time the IRS stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator, which consults regularly with outside legal counsel regarding Plan matters, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2007

6.    Excess Contributions Payable

The Plan did not satisfy the nondiscrimination test under the Code Section 401(k)(3) for the 2006 Plan year. To comply with such nondiscrimination test, the Plan made required distributions of excess contributions of $7,183 including any income attributable thereto, to highly compensated employees on March 19, 2007.

7.    Assets Transferred from Terminated Acquired Plans

Reflected in employee contributions in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ending December 31, 2007 are $704,744 of assets that were transferred to the Plan from certain terminated Acquired Plans pursuant to the liquidations of such plans. These transfers were made on behalf of former participants in the Sargent & Greenleaf Salaried Savings Retirement Plan and the Cal Dor Specialties, Inc. Retirement Savings Plan. These transferred assets were allocated to the Choice Accounts of the pertinent individuals, and were automatically invested in the SSgA Stable Value Fund until an affirmative investment election by an individual on whose behalf such assets were transferred.

8.	Risks and Uncertainties

The Plan invests in various investment securities which are exposed to certain risks including interest rate, market, currency and credit risks. Accordingly material changes in the value of the investment securities could occur affecting the future value of participant accounts (inclusive of participant holdings of the Company’s common stock) as well as the unallocated fund balance as presented in the Statement of Net Assets Available for Benefits. Risks and uncertainties specifically related to the Company’s common stock include those set forth in the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.

9.	Subsequent Events

Effective July 1, 2008, Mellon Bank, N.A. will replace Citibank as the Trustee of the Plan pursuant to a new Trust Agreement between Mellon Bank, N.A. and the Company.

Effective June 23, 2008, the index funds listed in Note 1 are renamed, two additional funds are available for participants’ Choice Account investments, the Small/Mid Cap Equity – Managed Fund (LKCM Small Cap Equity Fund) and the International Equity – Managed Fund (Dodge & Cox International Stock Fund), and the SSgA Stable Value Fund is replaced by a Short Term Investment Fund (comprised of such Stable Value Fund, the BlackRock TempFund and, for the period from August 8, 2008 to October 15, 2008, the Wells Fargo Collective Stable Return Fund). In addition, effective June 23, 2008, the three strategic balanced funds listed in Note 1 are eliminated and ten target retirement funds managed by Barclays Global Investors, N.A. are added.

After June 23, 2008, a Participant may direct the investment of 100% of the amount credited to his or her Cornerstone Account by choosing among the target retirement funds made available by the Plan administrator, however a lesser percentage will not be permitted. Effective June 23, 2008, the contributions that are allocated to a Participant’s Cornerstone Account are invested in a target retirement fund designated by the Plan administrator until the Participant makes an affirmative election for a different target retirement fund that is made available by the Plan Administrator.

Stanley Account Value Plan

Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)
EIN-06-0548860
Plan Number – 009

December 31, 2007

Identity of Issue, Borrower, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
Common Stock:
The Stanley Works*	8,713,702 shares of Common Stock; par value $2.50 per share	$204,513,641	$422,440,273
Citibank, N.A.*	Short-Term Investment Fund – Pooled Bank Fund	12,213,182	12,213,182
Commingled Funds:
State Street Global Advisor	US Total Market Index Fund	55,494,421	70,838,852
State Street Global Advisor	Stable Value Fund	30,302,398	29,235,493
State Street Global Advisor	TIPS (US Treasury Inflation Protected Securities) Fund	24,352,285	28,582,450
State Street Global Advisor	S&P 500 Index Fund	22,807,876	26,790,678
State Street Global Advisor	Aggressive Strategic Balance Fund	15,476,867	18,719,859
State Street Global Advisor	US Extended Market Index Fund	18,021,238	21,815,474
State Street Global Advisor	Moderate Strategic Balance Fund	13,416,156	15,808,189
State Street Global Advisor	Foreign Equity Index Fund	23,926,703	29,619,776
State Street Global Advisor	Conservative Strategic Balance Fund	4,622,716	5,218,462
State Street Global Advisor	Bond Market Index Fund	6,532,267	7,054,777
State Street Global Advisor	CB Institutional Fund VI	18,465	163,784
Total investments		431,698,215	688,501,249
Loans to participants*	Promissory notes at prime rate with maturities up to ten years (ranging from 4.0% to 11.5%)		10,273,920
Total		$431,698,215	$698,775,169

*	Indicates party-in-interest to the Plan.

Stanley Account Value Plan

Schedule H, 4(j) – Schedule of Reportable Transactions
EIN 06-0548860
Plan Number – 009

Year ended December 31, 2007

Description of Asset	Number of Purchases	Number of Sales	Purchase Amount	Sales Amount	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain on Sale
Category (i) – Single transaction in excess of 5% of plan assets.
None
Category (ii) – Series of transactions with the same person involving property other than securities and aggregating to more than 5% of plan assets.
None
Category (iii) – Series of transactions of the same issue in excess of 5% of plan assets.
None
Category (iv) – Single transaction with the same person in excess of 5% of plan assets.
None

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Stanley Account Value Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Stanley Account Value Plan
Date: June 27, 2008	By:	/s/ Mark Mathieu
Mark Mathieu Vice President, Human Resources

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm